Management Discussion and Analysis

For

Golden Goliath Resources Ltd.

For the Quarter ended May 31, 2012

The following management discussion and analysis has been prepared as of July 30, 2012.  The selected financial information set out below and certain comments which follow are based on and derived from the management prepared condensed interim consolidated financial statements of Golden Goliath Resources Ltd. (the “Company” or “Golden Goliath”) for the third quarter ended May 31, 2012 and should be read in conjunction with them.

Forward Looking Information

Certain statements contained in the following Management’s Discussion and Analysis constitutes forward looking statements.  Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements.  Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made.  Readers are also advised to consider such forward looking statements while considering the risks set forth below.

General

Golden Goliath is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol “GNG” as a Tier 2 company.

Golden Goliath is a junior exploration company with no revenues from mineral producing operations.  The Company’s properties are all located in the State of Chihuahua, Mexico.  Activities include acquiring mineral properties and conducting exploration programs.  The mineral exploration business is risky and most exploration projects will not become mines.  The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property.  For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt.  Rather, it depends on the issue of shares from the treasury to investors.  Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company’s track record and the experience of management.

Subsequent to the quarter end, the Company announced the appointment of David Moore to the Board of Directors.  Mr. Moore is President & CEO of Serengeti Resources Inc.  Prior to joining Serengeti, David had a 30 year career with Teck Cominco; including management of Cominco’s Western Canadian and Canadian Exploration groups between 1995 and 1998, and International Exploration group from 1991 to 2001.  He has participated in the discovery and delineation of mineral deposits in a number of countries including leading the drill-out of the world class Red Dog zinc-lead deposit in Alaska.  He brings experience and expertise from grassroots prospecting, to resource delineation, to exploration management and international business development.

Since joining Serengeti in 2004 Mr. Moore has been instrumental in transforming the company into a successful British Columbia based mineral explorer.  Moving early to acquire a large land package in the highly prospective Quesnel trough, he has raised more than $30 million in equity financing and in late 2006, along with partner Myron Osatenko, lead the discovery of the Kwanika copper-gold deposit. The significance of this discovery was recognized by AMEBC in 2011 when Mr. Moore was co-awarded the prestigious H.H.  “Spud” Huestis Prospector of the Year Award.

The Company also reported that Richard Hughes and Rob Hutchinson have retired from the Board.  Messrs. Hughes and Hutchinson have both served as directors since prior to the Company going public and the Company thanked them for their time and dedication to the Company over the years.

Nopalera Property

During the quarter ending May 31, 2012, the Company continued surface field work on its 100% owned Nopalera property.  This work is designed to develop specific drill targets. Nopalera is a large claim which adjoins the Los Hilos claims on the west side.  Nopalera hosts a very large and intense alteration zone which is related to a porphyry intrusion and has a chemical trace element signature that is very similar the Fresnillo PLC’s new flagship discovery called Orisyvo.   The Orisyvo claims are contiguous to the Nopalera property on its south east corner.  Fresnillo has released documents showing that Orisyvo has a resource of at least 9.6 million ounces of gold.  Fresnillo’s sister company Peñoles has also surrounded the Golden Goliath claims with their own staking.  This has led to the development of what is essentially an area play with three major companies, Frenillo, Peñoles and Agnico-Eagle and one junior company, namely Golden Goliath. The Company believes that Nopalera has a geologic setting, stratigraphic interval and pathfinder distribution pattern which indicates that gold mineralization may lie at depth.  These characteristics are also very similar to those believed to be present at the Orisyvo.

Work on Nopalera during the quarter included geological mapping, sampling, and analysis of clay alteration minerals using the Company’s Terraspec apparatus, as well as the construction of new access roads.

The Company is pursuing an aggressive exploration program for the Nopalera claim leading to a major diamond drilling program as soon as practicable.

Other Work being conducted Regionally

Over the years the entire Camp has been covered by mineral claims.  While Golden Goliath was first to the Camp and believes it has the best ground, the most significant work is being done adjacent to Golden Goliath’s Nopalera property by Fresnillo PLC who drilled 37,580 metres in 51 holes and constructed the first 300 metres of an exploration adit in 2011 on their Orisyvo project.

Fresnillo has disclosed that Orisyvo has an indicated resource of 9.6M ounces of gold and 13.5M ounces of silver in its 2011 Annual Report.  Further, they state that in 2012 they plan to continue drilling from surface and underground and study mining methodology and conduct further metallurgical testing.

Our Nopalera claim itself is about 4 kilometers by 4 kilometres, adjacent to Orisyvo with the border about  8km from the adit.  Less than a third of Nopalera has been explored to date. The best explored portion of the property already has several drill targets and our exploration team is greatly encouraged by the work to date and the similarities to Orisyvo and eagerly anticipate the start of the first diamond drilling program on the property.

While Fresnillo has been conducting the bulk of the work within the Uruachic Mining Camp, Peñoles S.A. de C.V. has completely surrounded our claims.  Essentially we have a closed gate community with Fresnillo, Peñoles, Agnico-Eagle and Golden Goliath.  As the sole junior in the heart of the Uruachic Mining Camp we are challenged in:

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obtaining as much knowledge as possible from the extensive work being done in the area to assist in our own exploration activities. Major mining companies like Fresnillo and Peñoles generally do not announce their exploration successes.

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Share with our investors the true potential of the Uruachic Mining Camp to host significant gold and silver deposits.  We have always believed that the hundreds of old tunnels and adits dating back hundreds of years in the Camp would undoubtedly lead to major new discoveries.  Orisyvo is proof of this theory.  And, despite spending $150 million dollars, Fresnillo has disclosed very little about the true potential of Orisyvo or the Uruachic Camp as a whole.

With respect to advancing our geological understanding of the Uruachic Mining Camp and the Orisyvo deposit type, we are working closely with Agnico-Eagle and their technical team, some of whom were a part of the Orisyvo discovery before joining Agnico.  Agnico-Eagle has been an exceptional partner both in their financial and exploration support.  Their drill program, which just commenced, will continue to build and enhance our understanding.  Further, our own senior geologists with extensive experience working at major mining companies finding and building mines combined with a handful of young gun geologists being trained and directed by them, we believe our own, Mexican, exploration team is second to none.  We are proud of the fact that our entire team has been together for several years adding consistency, building on their knowledge and a shared belief by all in the significant potential of the Camp.  Our team continues working at Nopalera.

With respect to the potential of the Uruachic Mining Camp we can surmise that Peñoles land position is based on the extensive work at Orisyvo and the technical analysis and interpretations derived therefrom to hold the most prospective ground for further discoveries by the fact Peñoles and Fresnillo work together closely (Peñoles holds approximately 77% of the issued share capital of Fresnillo PLC).  It is interesting to note that Peñoles holds the majority of the land in the Camp.  Peñoles is a private company and not subject to any public reporting requirements for the work it does or results obtained.  Fresnillo PLC currently trades on the London Stock Exchange and is subject to UK reporting rules for public companies.

A further initiative demonstrating the potential of the Uruachic Mining Camp is the building of a road to the town of Uruachic.  The Mexican Government has commenced construction to pave the 40km road to Uruachic.  This is a significant investment in the region.  Fresnillo’s plans to extend the paved road to Orisyvo suggests Orisyvo may be on the fast track to production.

While Fresnillo’s regulatory disclosure has provided some indication as to the significance of the Orisyvo Deposit, its local public announcements have also been insightful.  Fresnillo operates several mines in Mexico and claims to be the largest primary silver producer in the world.  As such, its public image is critical to local communities throughout Mexico.  A recent article in El Heraldo in Chihuahua City stated that exploration at Orisyvo to date has amounted to approximately US$150M and is expected in the years ahead could reach US$800M for feasibility through to construction.  Further, the article states direct employment during production at Orisyvo would be 1,500 people with up to 7,500 additional indirect jobs created. The nature and scale of the potential economic benefit from Orisyvo likely explains the Mexican Government’s investment in the road to Uruachic as they have been very aggressive in promoting mining and subsidizing some of the necessary infrastructure.

Barranca Property

The Mexican government is building a new road along the Oteros River which has given our exploration crew the first road access to our large (1,503 ha) 100%-owned Barranca claim. The La Barranca concession is one of the Company’s original concessions in the area, but no significant work had been conducted due to the difficult access.  Since the new road access, the Company has identified a very promising zone with excellent grades in gold and silver.

Recent initial work carried out by the Company’s exploration team on the La Barranca claim, (location map available on Properties page of the Company’s website) has shown the presence of gold, silver and copper values in mantos and quartz veins within a 600 x 1,000 metre skarn zone.  Work continues on this promising new area.  Currently 42 channel samples have been taken over a cumulative length of 205 metres across structures with an average width of 3.57 metres. These samples average 1.30 g/t Au, 35 g/Ag and 0.268% Cu. The gold values range from 0.126 g/t to 8.96 g/t, and silver values range from 6.3 g/t  to overlimit values ( > 100 g/t Ag) that are currently being rechecked.

Las Bolas/Los Hilos Property

In December 2011 the Company signed an Earn-in and Shareholders Agreement with Agnico-Eagle for the exploration and development of the Company’s Las Bolas/Los Hilos property.  Under the terms of the agreement, Agnico-Eagle’s Mexican subsidiary has the right to earn a 51% interest in the property by spending $5,000,000 on the property over a period of 5 years. The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter. Upon exercising its option, Agnico-Eagle will have the right to earn an additional 20% interest by spending $4 million over another period of four years and completing a feasibility study or by spending $10 million over a longer period of eight years.

Agnico-Eagle is currently drilling this property.

Corona Property

Comstock Metals Ltd. holds an option to earn up to a 75% interest in the Corona Property pursuant to the earn-in agreement, an initial 60% interest can be earned by Comstock by completing $500,000 in exploration work and by making share payments to Golden Goliath. At that point Comstock has the option of either proceeding on a 60 / 40 joint venture basis, or continuing to fund exploration until the completion of a feasibility study in order to earn a further 15% interest in the property.  The Company has been advised that Comstock has spent in excess of $1 million on the property and are pleased with the results of their work and advised that they have decided to proceed on a 60/40 joint venture basis.  This agreement is currently being negotiated.

In February and March 2012, Comstock completed a diamond drill program of 12 holes (2,126 metres), which discovered two new zones, one of porphyry-style gold mineralization after drilling 34.5 metres of 0.36 g/t gold and the second is a high grade gold-silver vein assaying 258 g/t silver, 6.33 g/t gold, 3.8% lead and 2.83% zinc over 1.0 metre.

Comstock’s drilling on Corona indicated t that the gold-silver mineralization in the Northeast Zone may be “High Sulphidation Epithermal” in origin.  At Corona prospecting and mapping has found an area known as the “Jerry Zone”, which is an extension of the Northeast Zone further to the northeast, where the rhyolite flows and tuffs of the Upper Group are highly fractured, brecciated and altered to an alunite-rich rock that passes into outcrops of leached rhyolite with extensive and well-developed vuggy and residual silica.  Between the areas of near-massive vuggy quartz the host rock is highly fractured and has networks of dark vuggy silica veinlets and silica-cemented hydrothermal breccia.  The zone of vuggy silica was traced in outcrop and float over a distance of 800 metres.  At the northern end of the zone extensive areas of alunite alteration occur within pumice and tuff that is in fault-contact with the Jerry Zone.  Comstock’s interpretation of the results is that the mineralogy, occurrence and trace element geochemistry suggests that the Jerry Zone is the high-level “lithocap” of a concealed mineral system.

Comstock’s drilling during February and March 2012 started on the “Northeast Zone”, 250 to 300 metres southwest of Jerry, where mineralization is focused along the contact between the Upper and Lower Volcanic Groups.  This mineralization is also believed to be part of a high sulphidation system.  Comstock’s 2012 drilling started testing a portion of the area between the NE Extension and the southern end of Jerry with some relatively shallow drill holes, resulting in the discovery of extensive thicknesses of highly fractured granodiorite, diorite, and hydrothermal breccia that is densely fractured and often well-mineralized. This “porphyry-style” gold mineralization is oxidized, with pervasive hematite, and silicification plus “clay” alteration that is locally intense.

Comstock now believes that drilling beneath the lithocap and extending into un-drilled terrain north and south may define an intrusive body which forms a “cupola” or dome of highly fractured and brecciated porphyry that may extend well beyond the areas of both current and historic drilling.

Comstock’s diamond drill program also included a hole on the Esperanza vein. This structure is exposed in an old adit dug into an overburden covered hillside, mineralization consists of a coarsely banded quartz vein that is up to 30 cm wide hosted within sericite-altered and silicified diorite.  Zinc and lead minerals are evident as sphalerite and galena.  Grab samples taken in 2002 and 2007 from the adit returned assays of 12.43 g/t gold, 2,634 g/t silver, 8.35% lead, 3.84% copper and 3.84% zinc (Golden Goliath Resources) and up to 42.6 g/t gold and 76.4g/t silver across 15 cm in a sample collected by Comstock.  Comstock hopes that the Esperanza showing itself may be part of a larger east-west trending set of structures that returned high gold and silver values in earlier surface sampling programs.  The drill hole Comstock completed on the down dip extension of the Esperanza vein returned 258 g/t silver, 6.33 g/t gold, 3.82% lead, and 2.83% zinc over a width of 1 metre at a depth of 68 m below surface.  Comstock plans further holes on this structure in the future.

Other Properties

Throughout the quarter ended May 31, 2012, the Company did not perform any significant work on its other properties.

Results of Operation

For the quarter ending May 31, 2012, the Company incurred a comprehensive loss $217,559 compared to $205,464 for the quarter ending May 31, 2011 and $823,288 for the previous fiscal quarter.  The significant differences between these periods include:

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Stock based compensation charges of $553,675 in the second quarter of 2011 and nil in all the other periods under review as no options were granted during these periods.  The stock based compensation expense is required to be expensed when options are granted according the Black & Scholes Option Pricing Model.  While all the options were granted above the market price, the Option Pricing Model defines this charge.

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Investor relations costs were higher in the past quarter compared to last year as the Company began a promotional campaign including a series of commercials on BNN.

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The Company also had a gain on the sale of mineral property which related to option income from Corona and Chamizal.

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The decrease in professional fees is because the audit fees were paid last quarter.

As of May 31, 2012, deferred exploration and evaluation asset costs totalled $9,442,229 compared to $8,981,467 at August 31, 2011. During the first three quarters, the Company’s exploration work focussed on its Nopalera property where a total of $179,356 was spent.

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters prepared in accordance with IFRS or Canadian Generally Accepted Accounting Principles (“CGAAP”).

Quarter Ending	Revenue	Comprehensive Loss	Net Loss per Share

May 31, 2012 (IFRS)	30,881	217,559	0.01
February 29, 2012 (IFRS)	5,374	838,288	0.01
November 30, 2011 (IFRS)	6,806	218,993	0.00
August 31, 2011 (CGAAP)	64,204	362,630	0.01
May 31, 2011 (CGAAP)	6,309	205,464	0.00
February 28, 2011 (CGAAP)	367	277,529	0.01
November 30, 2010 (IFRS)	2,727	175,537	0.00
August 31, 2010 (CGAAP)	3,989	274,176	0.01

NOTE:

The revenue relates to interest earned, except for the fourth of quarter of 2011 and the third quarter of 2012 when the Company received option payments consisting of cash and shares. The increase in comprehensive loss in the February 29, 2012 quarter was due to a non cash charge of $553,675 for stock based compensation. There were no discontinued operations or extraordinary items on the Company’s financial statements during the above mentioned periods.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital of $1,563,654 at May 31, 2012 compared to $1,895,368 at February 29, 2012.  The Company’s cash and short-term investment position at May 31, 2012 was $1,503,448.

In the third quarter of 2011, the Company accelerated the expiry of various share purchase warrants and agents warrants issued pursuant to a private placement completed in January and February 2010.  A total of 10,885,942 warrants were exercised during the year at a price of $0.25 resulting in a total of $2,721,486 being added to the Company’s working capital.

Capital Resources

Other than property taxes which are approximately $60,000 per year, the Company does not have any capital resource commitments.

Transactions with Related Parties

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Amounts due to related parties are unsecured with no specific terms for repayment.

Key Management Compensation

	NINE MONTHS ENDED
	MAY 31
	2012	2011

Management fees	$90,000	$90,000
Consulting fees	45,000	45,000
Wages and benefits	28,691	30,912

Total	$163,691	$165,912

Payments to key management personnel including the President, Chief Financial Officer, directors and companies directly controlled by key management personnel are management and consulting fees and are directly related to their position in the organization.

The Company entered into the following transactions and had the following balances payable with related parties. The transactions were recorded at the exchange amount agreed to by the related parties. Balances outstanding are non-interest bearing, unsecured and had no specific terms for collection or repayment.

a)

During the nine months ended May 31, 2012, the Company paid $28,401 (2011 - $33,375) in respect of office and administration costs to a management company controlled by a former director of the Company.

b)

Due from a related party consists of $30,390 (2011 - $1,200) due from companies controlled by directors.

Critical Accounting Estimates

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned.  Amounts shown for the mineral properties and their related deferred exploration costs represent costs incurred and are not intended to reflect present or future values.  Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from sale of the property.

Changes in Accounting Policy

The Company’s financial statements for the year ending August 31, 2012 are the first annual financial statements that will be prepared in accordance with IFRS.  IFRS 1, First Time Adoption of International Financial Reporting Standards, requires that comparative financial information be provided.  As a result, the first date at which the Company has applied IFRS was September 1, 2010 (the “Transition Date”).  IFRS 1 requires first time adopters to retrospectively apply all the effective IFRS standards as of the reporting date of August 31, 2012.  However, it also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adoption.  Prior to the transition to IFRS, the Company prepared its financial statements in accordance with Canadian GAAP.

In preparing the Company’s opening IFRS financial statements, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.

The Company has applied the following exemptions to its opening statement of financial position dated September 1, 2010:

a)    Business Combinations

IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 ‘Business Combinations’ retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occur on or after September 1, 2010. There is no adjustment required to the September 1, 2010 statement of financial position on the transition date.

b)    Share-based Payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payments to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to September 1, 2010.

c)    Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 ‘Business Combinations’ retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

d)    Decommissioning Liabilities

The Company has elected to apply the exemption from full retrospective application of decommissioning provisions as allowed under IFRS 1.  As a result, the Company has re-measured the provisions at March 1, 2010 under IAS 37 Provisions, Contingent Liabilities and Contingent Assets and determined that there is no adjustment required to the September 1, 2010 statement of financial position on the transition date.

e)     Financial Instruments

The Company has elected to designate its cash and cash equivalents as FVTPL upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis. This designation had no impact on the results and financial position of the Company as these financial assets were classified as held-for-trading under Canadian GAAP and recorded at fair value.

f)    Equipment

IFRS 1 provides a choice between measuring equipment at its fair value at the date of transition and using those amounts as the deemed cost or using the historical cost valuation under Canadian GAAP. The Company has chosen to continue to apply the cost model and has not restated equipment under IFRS.

g)    Exploration and Evaluation

The Company will maintain its current policy and will continue to capitalize all costs related to project costs. In accordance with IFRS 6, this permits the inclusion of general administrative costs as long as these are related to the project; this is consistent with current treatment under Canadian GAAP. In accordance with IFRS, the Company has elected to use the cost method and not the revaluation method due to the difficulty in determining accurate fair value information and the effort required to continually monitor fair values.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated September 1, 2010:

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of September 1, 2010 are consistent with its GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, some differences exist in certain matters of recognition, measurement and disclosure. The adoption of IFRS has resulted in reclassifications in the Company’s reported financial position as at September 1, 2010, February 28, 2011 and August 31, 2011. The anticipated effects of transition from GAAP to IFRS on the cash flow are not material therefore a reconciliation of cash flows has not been presented. In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP statements of financial position for February 28, 2011 and August 31, 2011 have been reconciled to IFRS, with the resulting differences explained, below.

a)

Reclassification Within Equity

IFRS requires an entity to present for each component of equity, reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. The Company examined its “Contributed Surplus” and “Accumulated Other Comprehensive Loss” accounts and concluded that as at the Transition Date, the balance of $2,061,321 (September 1, 2010 - $2,061,321; August 31, 2011 - $1,980,798) relates to “Share-based Payments Reserve” and the Accumulated Other Comprehensive Loss of $9,375 (September 1, 2010 $NIL; August 31, 2011 – $9,375) relates to the decrease in the value of marketable securities held.  The amounts in “Contributed Surplus” and “Accumulated Other Comprehensive Loss” have been reclassified to “Reserves” in the statement of financial position.

Financial Instruments and Other Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company’s investment in resource properties has full exposure to commodity risk, both upside and downside. As the metal prices move so to does the underlying value of the Company’s metal projects.

Outstanding Share Data

The authorized share capital consists of an unlimited number of common shares.  As of May 31, 2012 and the date hereof, an aggregate of 92,216,445 common shares were issued and outstanding.

The Company had no warrants outstanding as of May 31, 2012.

As of May 31, 2012, the Company had 8,715,000 incentive stock options outstanding with a weighted average remaining contractual life of 3.13 years at a weighted average exercise price of $0.26.

Subsequent to the quarter end, the Company had 1,325,000 options expire unexercised.  The Company then granted 1,675,000 options at an exercise price of $0.20 for a period of 5 years.

Investor Relations

The Company has an agreement with Free Market News Network for US$500 per month to provide market awareness and coverage of the Company.

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management.  Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with Canadian generally accepted accounting principles.

TSX Venture listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in Multinational Instrument 52-109.  In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.  The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding the absence of misrepresentations and fair disclosure of financial information.  Investors should be aware that inherent limitation on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in Multinational Instrument 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and also on the Company’s website at www.goldengoliath.com.